UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act Of 1934


                          BMJ Medical Management, Inc.
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                   055950 10 9
                                 (CUSIP Number)

 M. Steven Alexander                                 with copies to:
 Paribas                                             John M. Reiss, Esq.
 787 Seventh Avenue                                  White & Case LLP
 New York, NY  10019                                 1155 Avenue of the Americas
 212-841-2000                                        New York, NY 10036
                                                    212-819-8200

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 10, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

--------------------------------------------------------------------------------
CUSIP NO. 055950 10 9                                          Page 3 of 8 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas                    I.R.S. Identification No. 132937443

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)( )
                                                                         (b)(X)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            ( )
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of France

-------------------------------- ---- ------------------------------------------
NUMBER OF SHARES BENEFICIALLY     7   SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON        340,000<F1>(see discussion in Items 4 & 5)
WITH
                                 ---- ------------------------------------------
                                  8   SHARED VOTING POWER
                                         0
                                 ---- ------------------------------------------
                                  9   SOLE DISPOSITIVE POWER
                                      340,000<F1>(see discussion in Items 4 & 5)
                                 ---- ------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
                                      0
-------- -----------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,000<F1>(see discussion in Items 4 & 5)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      ( )

 ------- -----------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.6% (see discussion in Items 4 & 5)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BK
-------- -----------------------------------------------------------------------
<F1> Paribas may be deemed to be the beneficial owner of the common stock of BMJ
     Medical Management, Inc. reported herein through its ownership of Paribas Principal Inc. Such shares of BMJ Medical Management, Inc. are not included above so as to avoid double counting.

                                                               Page 4 of 8 Pages
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paribas Principal Incorporated      I.R.S. Identification No. 133529118

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) ( )
                                                                         (b) (X)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
         WC
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      ( )

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of New York

-------------------------------- ---- ------------------------------------------
NUMBER OF SHARES BENEFICIALLY     7   SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON        2,539,173 (see discussion in Items 4 & 5)
WITH
                                 ---- ------------------------------------------
                                  8   SHARED VOTING POWER
                                      0
                                 ---- ------------------------------------------
                                  9   SOLE DISPOSITIVE POWER
                                      2,539,173 (see discussion In Items 4 & 5)
                                 ---- ------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
                                      0
-------- -----------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,539,173 (see discussion in Items 4 & 5)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      ( )

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.86%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

                                                               Page 5 of 8 Pages

                         Amendment No. 1 to Schedule 13D

          This Amendment No. 1 amends and supplements the Schedule 13D relating to the common stock, $0.001 par value per share ("Common Stock") of BMJ Medical Management, Inc., a Delaware Corporation ("the Company"), the principal executive offices of which are located at 4800 North Federal Highway, Suite 101-E, Boca Raton, Florida 33431.

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended to add at the end thereof the following:

          "On November 9, 1998, PPI purchased and the Company issued without additional consideration, 959,038 warrants (the "Performance Warrants") pursuant to the Securities Purchase Agreement.

Item 4.  Purpose of the Transaction

     The first parenthetical appearing in the first paragraph of Item 4 is amended and restated in its entirety as follows:

          "(or the right to purchase shares pursuant to the Preferred Stock, the Initial Warrants and the Performance Warrants)".

     The second paragraph of Item 4 is amended and restated in its entirety as follows:

          In addition to the Preferred Stock, the Initial Warrants and the Performance Warrants, pursuant to the Securities Purchase Agreement, PPI may, subject to the provisions of the Securities Purchase Agreement and the Certificate of Designation for the Preferred Stock, acquire (i) $3,000,000 of shares of a new series of convertible preferred stock (the "Additional Preferred Stock") convertible into shares of Common Stock on or before September 8, 1998, (ii) certain additional common stock purchase warrants (the "Additional Warrants") on or before September 8, 1998 and (iii)
     certain common stock purchase warrants (the "Registration Warrants") for failure of the Company to effect certain registration rights. The amount of all such securities which may be purchased or received is dependent upon various factors and cannot be determined at this time. Pursuant to the Certificate of Designation for the Preferred Stock, PPI may acquire certain common stock purchase warrants (the "Redemption Warrants" and together with the Additional Warrants, the Performance Warrants and Registration Warrants, the "PPI Warrants" and collectively with the Paribas Warrants, the "Warrants") for failure of the Company to affect a redemption of the Preferred Stock under certain circumstances.

Item 5.  Interest in Securities of the Issuer

     The first two paragraphs of Item 5(a) are amended and restated in its entirety to read as follows:

                                                               Page 6 of 8 Pages

          "As of the date of this statement, Paribas' beneficial ownership of 340,000 shares of Common Stock constitutes beneficial ownership of 1.6% of the total number of outstanding Common Stock (all of which Paribas has the right to acquire pursuant to the Paribas Warrants issued to it).

               PPI's beneficial ownership of 2,539,173 shares of Common Stock (all of which PPI has the right to acquire either pursuant to the Initial Warrants, Performance Warrants or conversion of the Preferred Stock) constitutes beneficial ownership of 11.86% of the total number of shares, of outstanding Common Stock. Paribas may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by PPI."

     The last sentence of the Section titled "Securities  Purchase Agreement" of
Item 6 is amended and restated in its entirety to read as follows:

          "PPI is entitled to certain common stock purchase warrants if the Company fails to cause a shelf registration to become effective within 90 days of the date of a notice delivered by PPI to effect such registration in accordance with the Securities Purchase Agreement."

                                                               Page 7 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 1998

                                         PARIBAS


                                         By: /s/ M.S. Alexander
                                            ------------------------------------
                                            Name:  M.S. Alexander
                                            Title: Managing Director

                                                               Page 8 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 1998



                                         PARIBAS PRINCIPAL INCORPORATED


                                         By:  /s/ M.S. Alexander
                                            ------------------------------------
                                            Name:  M.S. Alexander
                                            Title:  President